SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

___________

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Subject Company)

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(including the associated

Preferred Stock Purchase Rights)

(Title of Class of Securities)

739421402

(CUSIP Number of Class of Securities)

___________

Kevin F. McLaughlin

President and Chief Executive Officer

PRAECIS PHARMACEUTICALS INCORPORATED

830 Winter Street

Waltham, Massachusetts 02451

(781) 795-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Kent A. Coit, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 9, 2007 (the “Statement”) by PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Pilgrim Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), disclosed in a Tender Offer Statement on Schedule TO dated January 9, 2007 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Rights”), issued pursuant to the rights agreement (the “Rights Agreement”), dated as of January 24, 2001, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as rights agent (the “Rights Agent”) (such Common Stock, together with the associated Rights, the “Shares”), at a price of $5.00 per Share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

“(i)	Plenaxis® Disposition.

As discussed in Item 4(b) of this Statement, on December 18, 2006, the Company entered into a non-binding letter of intent, dated as of December 16, 2006, with respect to the disposition of its Plenaxis® assets. As contemplated by such letter of intent, on January 29, 2007, the Company entered into an asset purchase agreement with Speciality European Pharma Limited, a company organized under the laws of England and Wales (“SEP”) (such agreement, the “Asset Purchase Agreement”), for, and consummated the sale to SEP thereunder of, certain assets owned by the Company that are or were principally used in the development, manufacture, marketing, distribution and sale of Plenaxis® product (such sale, the “Disposition”). The Asset Purchase Agreement contains customary representations and warranties, covenants and indemnities made by the parties as set forth therein.

Among the assets that SEP has acquired pursuant to the Asset Purchase Agreement are the Company’s rights granted by the United States Food and Drug Administration to market Plenaxis® product in the United States. SEP has also acquired all of the Company’s equity interest in its wholly-owned subsidiary, PRAECIS Europe Limited, a private limited company incorporated in England and Wales (“PRAECIS Europe”). PRAECIS Europe is the holder of the certificate of registration received by PRAECIS Europe from Bundesinstitut für Arzneimittel und Medizinprodukte to market Plenaxis® product in Germany.

               In connection with the Disposition, on January 29, 2007, the Company entered into a termination and release agreement with Baxter Pharmaceutical Solutions LLC and Baxter Healthcare Corporation (collectively, “Baxter”). The agreement provides for the termination of the Company’s commercial supply agreement with Baxter and mutual releases of obligations and liabilities of the Company and Baxter under the Supply Agreement, subject to the survivability of certain provisions including those relating to mutual indemnification and confidentiality and to a covenant for the Company to maintain customary commercial product liability insurance coverage. The commercial supply agreement required the Company to make minimum annual purchase commitments of $650,000 in respect of each of 2007 and 2008.

Also in connection with the Disposition, the Company has assigned to SEP the Company’s rights and obligations under its supply agreement with Cambrex Charles City, Inc. and its development and supply agreement with Lonza Braine S.A. (such agreements, collectively, the “Manufacturing Agreements”). With respect to future obligations under the Manufacturing Agreements, the Company has been granted a full release in respect of the Lonza development and supply agreement but has not received a release from its obligations in respect of future minimum annual commitment payments under the Cambrex supply agreement, which could arise in the event that SEP does not fulfill its payment obligations thereunder. Under the Asset Purchase Agreement, SEP has assumed the future obligations of the Company under the Manufacturing Agreements, including the payment of approximately $6.4 million in aggregate minimum annual commitments under such contracts payable in the years 2007 through 2010. The Asset Purchase Agreement does not provide for any up-front consideration upon execution, but requires SEP to make certain payments after closing (but only if certain preconditions set forth in the Asset Purchase Agreement are met),including certain royalty payments and reimbursement to the Company of approximately $2.15 million that the Company has paid in respect of minimum annual commitments under the Manufacturing Agreements and the Baxter commercial supply agreement for the year 2006.

In addition, among the assets being transferred with the Disposition, the Company has granted to SEP a license in connection with the Company’s proprietary Rel-Ease™ drug delivery technology.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRAECIS PHARMACEUTICALS INCORPORATED

	By:	/s/ Kevin F. McLaughlin
	Name:	Kevin F. McLaughlin
	Title:	President and Chief Executive Officer

Dated: January 29, 2007

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